Richard L Solomons CFO & Head of Commercial Development & CEO Designate	Broadwater Park Denham Buckinghamshire, UB9 5HR Tel: +44(0)1895 512456 Fax: +44(0)1895 512471 Richard.Solomons@ihg.com

Mr Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington DC 20549
U.S.A.

17 June 2011

InterContinental Hotels Group PLC
Form 20-F for Fiscal Year Ended
December 31, 2010
Filed April 11, 2011-06-09
File No. 001-10409

Dear Mr Woody,

Thank you for your letter of June 8, 2011.

We have carefully considered the letter and respond to the comment raised, as set out below.  For your convenience, we have included the Staff comment from your letter of June 8, 2011 followed by our response.

Notes to Financial Statements; Note 1 – Accounting policies; General Information, page F-13

1.
It appears that you have recorded a litigation provision of $22 million for the year ended December 31, 2010.  Per review of Footnote 7 to your March 31, 2011 financial statements included in Form 6-K filed on May 10, 2011, it appears you recorded an additional $22 million for the three months ended March 31, 2011.  Please clarify for us if you recorded a $22 million provision in both periods.  If provisions were recorded in both periods, please tell us the facts and circumstances that led to the additional provision during the first quarter 2011.

The facts and circumstances that resulted in the same litigation provision appearing in the two filings are as follows:

(i)
On February 23, 2011, the Group received an unfavourable court ruling which resulted in a $22 million award to the plaintiff in the litigation.  The Group has appealed this award and is awaiting a ruling on the appeal.  Prior to the February 23 ruling, the Directors’ best estimate of the expenditure required to settle the claim was significantly less than $22 million.  The Group’s financial statements for the year ended December 31, 2010 were issued to the UK listing authorities on February 14, 2011 which was before the court’s ruling.

(ii)
On April 11, 2011, the Group’s financial statements for the year ended December 31, 2010 were authorised by the Directors for filing on Form 20-F.  For the purposes of these financial statements, the events of February 23 constituted an adjusting post balance sheet event in accordance with IAS 10 ‘Events after the Reporting Period’ as the court ruling provided additional evidence of conditions that existed at December 31, 2010.   As a consequence, the Form 20-F financial statements included the $22 million litigation provision in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, reflecting an update of the Directors’ best estimate of the amount required to settle the litigation.

(iii)
On May 10, 2011, the Group’s financial statements for the three months ended March 31, 2011 were authorised by the Directors for issue to the UK listing authorities.  As the December 31, 2010 financial statements issued to the UK listing authorities did not reflect the outcome of the court ruling due to the timing of their authorisation, the $22 million litigation provision required recognition in the results for the three months ended March 31, 2011.  These were the financial statements that were attached to the Form 6-K furnished with the SEC on May 10, 2011.

In connection with our response, we acknowledge that;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response to your comment is satisfactory.  Should you require any further explanations or information please do not hesitate to contact us.

Yours sincerely

/s/ Richard L. Solomons
Richard L Solomons